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                               August 29, 2023

       James P. Todd
       Chief Financial Officer
       Landstar System, Inc.
       13410 Sutton Park Drive South
       Jacksonville, Florida 32224

                                                        Re: Landstar System,
Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed February 24,
2023
                                                            File No. 000-21238

       Dear James P. Todd:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Financial Statements
       Consolidated Statements of Income, page 40

   1. We note that you have omitted the required disclosures of basic earnings per share and details of the
underlying computations from your annual and subsequent interim reports and expect you
will need to amend these filings to include this information.

                                                        Please revise the
Consolidated Statements of Income to include basic earnings per share for each period, in
addition to the diluted earnings per share that is currently presented, to comply with FASB ASC
260-10-45-2 and Rule 5-03.25 of Regulation S-X.

                                                        Please revise the notes
to the Consolidated Financial Statements to include a
                                                        reconciliation of the
numerators and denominators of the basic and diluted per-share computations for each
period to comply with FASB ASC 260-10-50-1.
 James P. Todd
Landstar System, Inc.
August 29, 2023
Page 2
         You may refer to FASB ASC 270-10-50-1(b) and Rule 10-01(b)(2) of Regulation S-X if
         you require further clarification or guidance on the interim reporting requirements.

         We believe that you will need to consult with your auditor regarding changes to your financial statements and arrange to obtain and file an updated or dual dated audit opinion that extends audit coverage to this additional information.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or
Gus
Rodriguez, Staff Accountant, at (202) 551-3752 with any questions.



FirstName LastNameJames P. Todd                               Sincerely,
Comapany NameLandstar System, Inc.
                                                              Division of
Corporation Finance
August 29, 2023 Page 2                                        Office of Energy
& Transportation
FirstName LastName